Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

December 23, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Kevin Stertzel and Anne McConnell

Re:	EMAGIN CORP

Form 10-K for Fiscal Year December 31, 2018

Filed March 28, 2019
File No. 001-15751

Dear Mr. Sterzel and Ms. McConnell:

This letter is submitted on behalf of eMagin Corporation (the “Company”) regarding the comments from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-15751) filed with the Commission on March 28, 2019, as set forth in your letter dated December 17, 2019 addressed to Mr. Jeffrey P. Lucas, President and Chief Financial Officer of the Company.

Your letter indicates that we have ten business days from the date of the letter to respond to your request.  This would necessitate our response by January 2nd. Due to staffing issues associated with the upcoming holidays, the Company would like to request a ten business day extension to January 15, 2020.  Please confirm that this is acceptable.

If you should have any questions please do not hesitate to contact the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel

Jocelyn M. Arel

cc:	Andrew G. Sculley, Chief Executive Officer, eMagin Corporation
Jeffrey P. Lucas, President and Chief Financial Officer, eMagin Corporation Mark A. Koch, Vice President Finance, eMagin Corporation Tiffany Williamson, Goodwin Procter LLP